UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 1)*

Chinook Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

16961L 106

(CUSIP Number)

Versant Venture Capital VII, L.P.

Robin L. Praeger

One Sansome Street, Suite 3630

San Francisco, CA 94104

415-801-8100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 27, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 16961L 106	13D

1.	Name of Reporting Persons Versant Venture Capital VII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,223,023 shares of common stock (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,223,023 shares of common stock (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,223,023 shares of common stock (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 9.4% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

These shares are held by Versant VII (as defined in Item 2(a) below). Versant Ventures VII GP-GP (as defined in Item 2(a) below) is the general partner of Versant Ventures VII GP (as defined in Item 2(a) below), which is the general partner of Versant VII. Each of Versant Ventures VII GP-GP and Versant Ventures VII GP may be deemed to share voting and dispositive power with respect to the shares held by Versant VII.

(2)

The percentages used herein are calculated based upon 44,799,736 shares of the Issuer’s common stock issued and outstanding as of August 10, 2021, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended June 30, 2021, filed with the United States Securities and Exchange Commission on August 12, 2021 (the “Form 10-Q”).

CUSIP No. 16961L 106	13D

1.	Name of Reporting Persons Versant Ventures VII GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,223,023 shares of common stock (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,223,023 shares of common stock (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,223,023 shares of common stock (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 9.4% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

These shares are held by Versant VII. Versant Ventures VII GP-GP is the general partner of Versant Ventures VII GP, which is the general partner of Versant VII. Each of Versant Ventures VII GP-GP and Versant Ventures VII GP may be deemed to share voting and dispositive power with respect to the shares held by Versant VII.

(2)	The percentages used herein are calculated based upon 44,799,736 shares of the Issuer’s common stock issued and outstanding as of August 12, 2021, as reported in the Form 10-Q.

CUSIP No. 16961L 106	13D

1.	Name of Reporting Persons Versant Ventures VII GP-GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,223,023 shares of common stock (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,223,023 shares of common stock (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,223,023 shares of common stock (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 9.4% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

These shares are held by Versant VII. Versant Ventures VII GP-GP is the general partner of Versant Ventures VII GP, which is the general partner of Versant VII. Each of Versant Ventures VII GP-GP and Versant Ventures VII GP may be deemed to share voting and dispositive power with respect to the shares held by Versant VII.

(2)	The percentages used herein are calculated based upon 44,799,736 shares of the Issuer’s common stock issued and outstanding as of August 12, 2021, as reported in the Form 10-Q.

CUSIP No. 16961L 106	13D

1.	Name of Reporting Persons Versant Voyageurs I Parallel, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 644,149 shares of common stock (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 644,149 shares of common stock (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 644,149 shares of common stock (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 1.4% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

These shares are held by Versant I Parallel (as defined in Item 2(a) below). Versant Ventures VI GP-GP (as defined in Item 2(a) below) is the general partner of Versant Ventures VI GP (as defined in Item 2(a) below), which is the general partner of Versant Voyageurs I GP LP (as defined in Item 2(a) below). Versant Voyageurs I GP LP is the general partner of Versant I Parallel. Each of Versant Voyageurs I GP LP, Versant Ventures VI GP and Versant Ventures VI GP-GP may be deemed to share voting and dispositive power with respect to the shares held by Versant I Parallel.

(2)	The percentages used herein are calculated based upon 44,799,736 shares of the Issuer’s common stock issued and outstanding as of August 12, 2021, as reported in the Form 10-Q.

CUSIP No. 16961L 106	13D

1.	Name of Reporting Persons Versant Voyageurs I GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 644,149 shares of common stock (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 644,149 shares of common stock (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 644,149 shares of common stock (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 1.4% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

These shares are held by Versant I Parallel. Versant Ventures VI GP-GP is the general partner of Versant Ventures VI GP, which is the general partner of Versant Voyageurs I GP LP. Versant Voyageurs I GP LP is the general partner of Versant I Parallel. Each of Versant Voyageurs I GP LP, Versant Ventures VI GP and Versant Ventures VI GP-GP may be deemed to share voting and dispositive power with respect to the shares held by Versant I Parallel.

(2)	The percentages used herein are calculated based upon 44,799,736 shares of the Issuer’s common stock issued and outstanding as of August 12, 2021, as reported in the Form 10-Q.

CUSIP No. 16961L 106	13D

1.	Name of Reporting Persons Versant Ventures VI GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 644,149 shares of common stock (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 644,149 shares of common stock (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 644,149 shares of common stock (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 1.4% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

These shares are held by Versant I Parallel. Versant Ventures VI GP-GP is the general partner of Versant Ventures VI GP, which is the general partner of Versant Voyageurs I GP LP. Versant Voyageurs I GP LP is the general partner of Versant I Parallel. Each of Versant Voyageurs I GP LP, Versant Ventures VI GP and Versant Ventures VI GP-GP may be deemed to share voting and dispositive power with respect to the shares held by Versant I Parallel.

(2)	The percentages used herein are calculated based upon 44,799,736 shares of the Issuer’s common stock issued and outstanding as of August 12, 2021, as reported in the Form 10-Q.

CUSIP No. 16961L 106	13D

1.	Name of Reporting Persons Versant Ventures VI GP-GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 644,149 shares of common stock (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 644,149 shares of common stock (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 644,149 shares of common stock (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 1.4% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

These shares are held by Versant I Parallel. Versant Ventures VI GP-GP is the general partner of Versant Ventures VI GP, which is the general partner of Versant Voyageurs I GP LP. Versant Voyageurs I GP LP is the general partner of Versant I Parallel. Each of Versant Voyageurs I GP LP, Versant Ventures VI GP and Versant Ventures VI GP-GP may be deemed to share voting and dispositive power with respect to the shares held by Versant I Parallel.

(2)	The percentages used herein are calculated based upon 44,799,736 shares of the Issuer’s common stock issued and outstanding as of August 12, 2021, as reported in the Form 10-Q.

CUSIP No. 16961L 106	13D

1.	Name of Reporting Persons Versant Voyageurs I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,171,197 shares of common stock (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,171,197 shares of common stock (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,171,197 shares of common stock (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 4.8% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

These shares are held by Versant Voyageurs I (as defined in Item 2(a) below). Versant Voyageurs I GP (as defined in Item 2(a) below) is the general partner of Versant Voyageurs I and may be deemed to share voting and dispositive power with respect to the shares held by Versant Voyageurs I.

(2)	The percentages used herein are calculated based upon 44,799,736 shares of the Issuer’s common stock issued and outstanding as of August 12, 2021, as reported in the Form 10-Q.

CUSIP No. 16961L 106	13D

1.	Name of Reporting Persons Versant Voyageurs I GP Company
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Nova Scotia, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,171,197 shares of common stock (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,171,197 shares of common stock (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,171,197 shares of common stock (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 4.8% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

These shares are held by Versant Voyageurs I. Versant Voyageurs I GP is the general partner of Versant Voyageurs I and may be deemed to have voting and dispositive power with respect to the shares held by Versant Voyageurs I.

(2)	The percentages used herein are calculated based upon 44,799,736 shares of the Issuer’s common stock issued and outstanding as of August 12, 2021, as reported in the Form 10-Q.

CUSIP No. 16961L 106	13D

Explanatory Note:

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D originally filed by the Reporting Persons with the Commission on October 15, 2020 (the “Original Schedule 13D”). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13D.

Item 4. Purpose of Transaction

Solely on behalf of, and only to the extent that it relates to, the Reporting Persons, Item 4 of the Original Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Persons have previously reserved the right and continue to reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional shares of Common Stock or other securities of the Issuer, dispose of some or all of the shares of Common Stock or other securities of the Issuer that it may own from time to time, in each case in open market or private transactions, block sales or otherwise or pursuant to ordinary stock exchange transactions effected through one or more broker-dealers whether individually or utilizing specific pricing or other instructions (including by means of Rule 10b5-1 programs), and review or reconsider their position, change their purpose, take other actions or formulate and implement plans or proposals with respect to any of the foregoing.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

Item 5. Interest in Securities of the Issuer

Solely on behalf of, and only to the extent that it relates to the Reporting Persons, Item 5 of the Original Schedule 13D is hereby amended as follows:

(a) and (b) See Items 7-11 of the cover pages of this Amendment.

(c) On August 27, 2021, Versant VII sold 510,000 shares of Common Stock at a weighted average price per share of $14.00 for aggregate proceeds of approximately $7,140,000.00.

On August 27, 2021, Versant Voyageurs I sold 261,902 shares of Common Stock at a weighted average price per share of $14.00 for aggregate proceeds of approximately $3,666,628.00.

On August 27, 2021, Versant I Parallel sold 78,098 shares of Common Stock at a weighted average price per share of $14.00 for aggregate proceeds of approximately $1,093,372.00.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 7, 2021
Versant Venture Capital VII, L.P.
By:	Versant Ventures VII GP, L.P.
Its:	General Partner
By:	Versant Ventures VII GP-GP, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger, Managing Director

Versant Ventures VII GP, L.P.
By:	Versant Ventures VII GP-GP, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger, Managing Director

Versant Ventures VII GP-GP, LLC

By:	/s/ Robin L. Praeger, Managing Director

Versant Voyageurs I Parallel, L.P.
By:	Versant Voyageurs I GP, L.P.
Its:	General Partner
By:	Versant Ventures VI GP, L.P.
Its:	General Partner
By:	Versant Ventures VI GP-GP, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger, Managing Director

Versant Ventures VI GP, L.P.
By:	Versant Ventures VI GP-GP, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger, Managing Director

Versant Ventures VI GP-GP, LLC

By:	/s/ Robin L. Praeger, Managing Director

Versant Voyageurs I GP, L.P.
By:	Versant Ventures VI GP, L.P.
Its:	General Partner
By:	Versant Ventures VI GP-GP, LLC
Its:	General Partner

/s/ Robin L. Praeger, Managing Director

Versant Voyageurs I, L.P.
By:	Versant Voyageurs I GP Company
Its:	General Partner

/s/ Robin L. Praeger, President

Versant Voyageurs I GP Company

/s/ Robin L. Praeger, President